CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)

Global Medium-Term Notes, Series A	$1,255,000	$143.82

(1)            Calculated in accordance with Rule 457(r) of the Securities Act of 1933

Pricing Supplement dated December 9, 2011 (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated May 27, 2011 and Index Supplement dated May 31, 2011)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

$1,255,000 Knock-Out Notes due December 16, 2013 Linked to the S&P 500® Index Global Medium-Term Notes, Series A

General

•                   Senior unsecured obligations of Barclays Bank PLC maturing December 16, 2013†.

•                   Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•                   The Notes priced on December 9, 2011 (the “pricing date”) and are expected to issue on or about December 14, 2011 (the “issue date”).

Key Terms	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:	S&P 500® Index (the “Index”) (Bloomberg ticker symbol “SPX <Index>”)

Knock-Out Event:	A Knock-Out Event occurs if closing level of the Index exceeds the Barrier Level on any day between the pricing date and the final valuation date, inclusive.

Barrier Level:	1,644.30, which is 131% × Initial Level

Contingent Return:	5%

Payment at Maturity:

At maturity, your payment per $1,000 principal amount of Notes will be calculated as follows:

If a Knock-Out Event has occurred, you will receive a cash payment on the maturity date based on the Contingent Return. Under these circumstances, your payment at maturity per $1,000 principal amount Note will be calculated as follows:

$1,000 + ($1,000 × Contingent Return)

If a Knock-Out Event has not occurred, you will receive a cash payment on the maturity date that will reflect the performance of the Index, determined as follows:

♦   If the Index Return is greater than -3%, your payment at maturity per $1,000 principal amount Note will equal $1,000 plus the product of $1,000 and the Index Return, calculated as follows:

$1,000 + ($1,000 × Index Return )

♦   If the Index Return is equal to or less than -3%, you will receive 97% of the principal amount of your Notes.  Accordingly, your payment at maturity per $1,000 principal amount Note would be $970.00.

Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of Barclays Bank PLC and is not guaranteed by any third party. Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.  In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

Index Return:	The performance of the Index from the Initial Level to the Final Level, calculated as follows: Final Level – Initial Level Initial Level

Initial Level:	1,255.19, the closing level of the Index on the pricing date.

Final Level:	The closing level of the Index on the final valuation date.

Final Valuation Date:	December 11, 2013†

Maturity Date:	December 16, 2013†

CUSIP/ISIN:	06738KC82 / US06738KC822

†                      Subject to postponement in the event of a market disruption event as described under “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” in the prospectus supplement.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement, “Risk Factors” beginning on page IS-2 of the index supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.  The Notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

	Price to Public[1]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	1.50%	98.50%
Total	$1,255,000	$18,825	$1,236,175

1                      The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of 1.50%, is 98.50%.  The price to the public for all other purchases of Notes is 100%.

JPMorgan Placement Agent

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated May 27, 2011 and the index supplement dated May 31, 2011 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•                  Prospectus Supplement dated May 27, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511152766/d424b3.htm

•                  Index Supplement dated May 31, 2011:

http://www.sec.gov/Archives/edgar/data/312070/000119312511154632/d424b3.htm

Our SEC file number is 1-10257.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the Notes.  The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns and examples set forth below are based on the Initial Level of 1,255.19, a Barrier Level of 1,644.30  and a Contingent Return on the Notes of 5%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.  The examples below do not take into account any tax consequences from investing in the Notes.

		Knock-Out Event Has Not Occurred[1]		Knock-Out Event Has Occurred [2]
Final Level	Index Return	Payment at Maturity	Total Return on Notes	Payment at Maturity	Total Return on Notes
2133.82	70.00%	N/A	N/A	$1,050.00	5.00%
2008.30	60.00%	N/A	N/A	$1,050.00	5.00%
1882.79	50.00%	N/A	N/A	$1,050.00	5.00%
1757.27	40.00%	N/A	N/A	$1,050.00	5.00%
1644.30	31.00%	$1,310.00	31.00%	$1,050.00	5.00%
1631.75	30.00%	$1,300.00	30.00%	$1,050.00	5.00%
1506.23	20.00%	$1,200.00	20.00%	$1,050.00	5.00%
1380.71	10.00%	$1,100.00	10.00%	$1,050.00	5.00%
1317.95	5.00%	$1,050.00	5.00%	$1,050.00	5.00%
1286.57	2.50%	$1,025.00	2.50%	$1,050.00	5.00%
1255.19	0.00%	$1,000.00	0.00%	$1,050.00	5.00%
1242.64	-1.00%	$990.00	-1.00%	$1,050.00	5.00%
1223.81	-2.50%	$975.00	-2.50%	$1,050.00	5.00%
1217.53	-3.00%	$970.00	-3.00%	$1,050.00	5.00%
1192.43	-5.00%	$970.00	-3.00%	$1,050.00	5.00%
1129.67	-10.00%	$970.00	-3.00%	$1,050.00	5.00%
1004.15	-20.00%	$970.00	-3.00%	$1,050.00	5.00%
878.63	-30.00%	$970.00	-3.00%	$1,050.00	5.00%
753.11	-40.00%	$970.00	-3.00%	$1,050.00	5.00%
627.60	-50.00%	$970.00	-3.00%	$1,050.00	5.00%
502.08	-60.00%	$970.00	-3.00%	$1,050.00	5.00%
376.56	-70.00%	$970.00	-3.00%	$1,050.00	5.00%
251.04	-80.00%	$970.00	-3.00%	$1,050.00	5.00%
125.52	-90.00%	$970.00	-3.00%	$1,050.00	5.00%
0.00	-100.00%	$970.00	-3.00%	$1,050.00	5.00%

1 A Knock-Out Event will not occur if closing level of the Index is at or below the Barrier Level (131% × Initial Level) on each day between the pricing date and the final valuation date, inclusive.

2 A Knock-Out Event will occur if closing level of the Index exceeds the Barrier Level (131% × Initial Level) on any day between the pricing date and the final valuation date, inclusive.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: A Knock-Out Event has not occurred, and the closing level of the Index increases from the Initial Level of 1,255.19 to a Final Level of 1,380.71, resulting in an Index Return of 10%.  Because a Knock-Out Event has not occurred and the Index Return is greater than -3%, the investor receives a payment at maturity of $1,100.00 per $1,000 principal amount Note calculated as follows.

$1,000 + ($1,000 × Index Return) =

$1,000 + ($1,000 × 10%) = $1,100.00

Example 2: A Knock-Out Event has not occurred, and the closing level of the Index decreases from the Initial Level of 1,255.19 to a Final Level of 1,242.64, resulting in an Index Return of -1%. Because a Knock-Out Event has not occurred and the Index Return is greater than -3%, the investor receives a payment at maturity of $990.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × Index Return) =

$1,000 + ($1,000 × -1%) = $990.00

Example 3: A Knock-Out Event has not occurred, and the closing level of the Index decreases from the Initial Level of 1,255.19 to a Final Level of 1,192.43, resulting in an Index Return of -5%.   Because a Knock-Out Event has not occurred and the Index Return is equal to or less than -3%, the investor receives a payment at maturity of $970.00 per $1,000 principal amount Note.

Example 4: A Knock-Out Event has occurred, and the closing level of the Index decreases from the Initial Level of 1,255.19 to a Final Level of 1,242.64, resulting in an Index Return of -1%.  Because a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,050.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × Contingent Return) =

$1,000 + ($1,000 × 5.00%) = $1,050.00

Example 5: A Knock-Out Event has occurred, and the closing level of the Index increases from the Initial Level of 1,255.19 to a Final Level of 1,631.75, resulting in an Index Return of 30.00%.  Because a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,050.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × Contingent Return) =

$1,000 + ($1,000 × 5.00%) = $1,050.00

Selected Purchase Considerations

•                  Market Disruption Events and Adjustments—The final valuation date, maturity date, payment at maturity and the Index are subject to adjustment as described in the following sections of the prospectus supplement:

o                 For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Indices—Market Disruption Events for Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” with respect to the reference asset; and

o                 For a description of further adjustments that may affect the reference asset, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices”.

•                  Diversification Among U.S. Equities of the S&P 500® Index—The return on the Notes is linked to the S&P 500® Index.  The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  For additional information about the Index, see the information set forth under “Non Proprietary Indices—Equity Indices— S&P 500® Index” in the index supplement.

•                  Material U.S. Federal Income Tax Considerations— The material tax consequences of your investment in the Notes are summarized below.  The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.  Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.  In addition, this discussion applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different.

The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this pricing supplement is materially correct.

The tax treatment of your Notes depends upon whether, as of the issue date, it is significantly more likely than not that a Knock-Out Event will occur and your return on the Notes will, therefore, equal the Contingent Return.  Based on information provided by the issuer, the Notes should not be treated as having a significantly more likely than not probability of having a return that equals the Contingent Return.  The issuer intends to treat the Notes in accordance with this position and, except as otherwise noted below under “—Alternative Treatments”, the discussion below assumes that the Internal Revenue Service will agree with this view.  The Internal Revenue Service, however, may disagree with this position and conclude that the Notes should be subject to special rules for Notes that provide for alternative payment schedules.  For a further discussion of such rules see “—Alternative Treatments” below.

The Notes will be treated as debt instruments subject to special rules governing contingent payment debt instruments for United States federal income tax purposes.  Except as otherwise noted, the discussion below assumes that the Notes will be treated as such.  If you are a U.S. individual or taxable entity, subject to the discussion below regarding the occurrence of a Knock-Out Event on a date that is more than six months before the maturity date, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield for the Notes and pay tax accordingly, even though you will not receive any payments from the issuer until maturity.  This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be.  In addition, subject to the discussion below regarding the occurrence of a Knock-Out Event on a date that is more than six months before the maturity date, any gain you may recognize on the sale or maturity of the Notes would be taxed as ordinary interest income and any loss you may recognize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the Notes and thereafter would be capital loss.  If you are a noncorporate holder, you would generally be able to use such ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

If you purchase your Notes for an amount that differs from the principal amount of the Notes, you may be subject to special tax rules as described in “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement (in particular, the rules that apply when a U.S. holder purchases a contingent payment debt instrument for an amount that differs from the adjusted issue price of that contingent payment debt instrument at the time of the purchase).  These rules are complex and therefore individuals are urged to consult their tax advisors regarding these rules.

If a Knock-Out Event occurs on a day (a “Knock-Out Date”) that is more than six months before the maturity date, applicable Treasury regulations provide that holders should adjust the prior and future interest inclusions in respect of their Notes in a reasonable manner.  Although not entirely clear, we think it would be reasonable for an initial holder of a Note to make such adjustments by (i) not accruing any additional interest over the remaining term of the Note based on the comparable yield and (ii) accruing interest over the remaining term of the Note based on the rules applicable to debt instruments issued with “original issue discount” as if the Note were issued on the day following the Knock-Out Date with an issue price equal to the sum of the principal amount of the Notes and the interest previously accrued on the Note and provided for a payment of $1,050 on the maturity date of the Note.  For a further discussion of the rules applicable to notes issued original issue discount, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Original Issue Discount” in the accompanying prospectus supplement.  In addition, any gain or loss recognized on the sale of Notes after the Knock-Out Date (except for accrued but unpaid interest) would be capital gain or loss.  You should consult your tax advisor if a Knock-Out Event occurs on a day that is more than six months before the maturity date of the Notes.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield for your Notes and the tax consequences to secondary purchasers of the Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Alternative Treatments.  Other alternative treatments for your Notes may also be possible under current law.  For example, it is possible that the Internal Revenue Service could determine that the Notes should be subject to special rules for notes that provide for alternative payment schedules if, as of the issue date, it is significantly more likely than not that your return on the Notes will equal the Contingent Return.  If your Notes are subject to those rules, the Notes would not be treated as contingent payment debt instruments and you would be required to include the Contingent Return over the term of the Notes in income as it accrues even if you are otherwise subject to the cash basis method of accounting for tax purposes.  The rules applicable to notes that provide alternative payment schedules if one of such schedules is significantly more likely than not to occur are discussed further under “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Notes With a Payment Schedule that is Significantly More Likely than Not to Occur” in the accompanying prospectus supplement.

“Specified Foreign Financial Asset” Reporting.  Under legislation enacted in 2010, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file an information report with respect to such assets with their tax returns.  “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions (such as your Notes), as well as any of the following, but only if they are not held in accounts maintained by financial institutions:  (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities.  The Internal Revenue Service has suspended this filing requirement for tax returns that are filed before it finalizes the form on which to report the relevant information.  However, once the Internal Revenue Service finalizes the form, taxpayers that were not required to report in prior years because of the suspension will nevertheless be required to report the relevant information for such prior years on such form.  Individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Non-U.S. Holders.  Barclays currently does not withhold on payments treated as interest to non-U.S. holders in respect of instruments such as the Notes.  However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any payments treated as interest at a 30% rate, unless you have provided to Barclays an appropriate and valid Internal Revenue Service Form W-8.  In addition, non-U.S. holders will be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations— Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index or any of the component stocks of the Index.  These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement and the index supplement, including but not limited to the risk factors discussed under the following headings:

o                 “Risk Factors—Risks Relating to All Securities”;

o                 “Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

o                 “Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”;

o                 “Risk Factors—Additional Risks Relating to Securities with a Barrier Percentage or a Barrier Level”; and

o                 “Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities or Shares or Other Interests in Exchange-Traded Funds, That Contain Equity Securities or Shares or Other Interests in Exchange-Traded Funds or That Are Based in Part on Equity Securities or Shares or Other Interests in Exchange-Traded Funds”.

In addition to the risks discussed under the headings above, you should consider the following:

•                  Your Investment in the Notes May Result in a Loss— The Notes are only 97% principal protected, subject to the creditworthiness of Barclays Bank PLC.  The return on the Notes at maturity is linked to the performance of the Index and will depend on whether a Knock-Out Event occurs and the extent to which the Index Return is positive or negative.  Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” below.

•                  You Will Not Participate in Appreciation of the Index if a Knock-Out Event Occurs—If the closing level of the Index exceeds the Barrier Level (131% × Initial Level) on any day between the pricing date and the final valuation date, inclusive, a Knock-Out Event  will have occurred.  As a result of a Knock-Out Event, for each $1,000 principal amount Note, your return on the Notes will not exceed the Contingent Return of 5%, regardless of the appreciation in the Index from the pricing date to the final valuation date, which may be significant.

•                  No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•                  Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.  As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•                  Credit of Issuer — The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.  In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•                  Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•                  Suitability of the Notes for Investment—You should reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the prospectus supplement, the index supplement and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

•                  Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the level of the Index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o                 the expected volatility of the Index;

o                 whether a Knock-Out Event has occurred;

o                 the time to maturity of the Notes;

o                 the dividend rate on the common stocks underlying the Index;

o                 interest and yield rates in the market generally;

o                 a variety of economic, financial, political, regulatory or judicial events; and

o                 our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graph sets forth the historical performance of the Index based on the daily closing level of the Index from January 1, 2002 through December 9, 2011. The closing level of the Index on December 9, 2011 was 1,255.19.

We obtained the closing levels of the Index below from Bloomberg, L.P.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P.  The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on any day between the pricing date and the final valuation date.  We cannot give you assurance that the performance of the Index will result in the return of more than 97% of your initial investment, subject to the creditworthiness of the Issuer.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities LLC will act as placement agents for the Notes pursuant to separate placement agency agreements with the issuer and will receive a fee pursuant to its agreement that will not exceed $15.00 per $1,000 principal amount Note. JPMorgan Securities LLC may act on behalf of an affiliate and may reallow all or a portion of fees received in connection with the distribution of the Notes to such affiliate.